UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Harrison Global Holdings Inc. Announces Board Authorization of Share Repurchase
 Program

Harrison Global Holdings Inc. (Nasdaq: BLMZ) (the Company) hereby reports that on November 19, 2025, the Company Board of Directors approved, by written consent, a Share Repurchase Program to take effect following the Company recently implemented reverse stock split.

Under the Board authorization, the Company may repurchase its ordinary shares only when the market trading price is below US$1.00 per share (post-reverse split basis). The total amount authorized for repurchase is up to US$10 million, exclusive of commissions, fees, and related expenses.

The Board delegated full authority to Co-Chairman and Co-Chief Executive Officer Mr. Ryoshin Nakade to determine the timing, amount, price, and method of any such repurchases, subject to compliance with all applicable laws, the Company governing documents, and Nasdaq/SEC rules. Repurchases may be conducted through open-market purchases, privately negotiated transactions, block trades, Rule 10b5-1 trading plans, or other methods permitted under applicable law.

The Company is not obligated to repurchase any specific number of shares, and the program may be modified, suspended, or discontinued at any time at the discretion of the Board or Mr. Nakade, in accordance with disclosure and regulatory requirements. This Report on Form 6-K contains forward-looking statements that involve risks
and uncertainties. Actual results may differ materially from those described due to changes in market conditions or other factors affecting the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: November 21, 2025